Exhibit 99.2

August 17, 2022

Board of Directors

DCP Midstream GP, LLC

6900 East Layton Avenue, Suite 900

Denver, Colorado 80237

Members of the Board of Directors:

On behalf of Phillips 66 (“PSX”), I am pleased to submit to you this non-binding, preliminary proposal for PSX to acquire all of the publicly held common units (“Common Units”) representing limited partner interests in DCP Midstream, LP (“DCP”) not owned by DCP Midstream, LLC (“DCP LLC”) or its subsidiaries (the “Transaction”), at a cash purchase price of $34.75 per Common Unit, subject to the negotiation and execution of mutually acceptable definitive documentation.

We expect the Transaction to be structured as a merger, through which a subsidiary of PSX would merge into DCP, with DCP surviving the merger. As a result of the Transaction, all of DCP’s Common Units would become owned directly or indirectly by DCP LLC and PSX. We expect that the Transaction’s definitive documents will contain terms and conditions customary for a transaction of this type.

The Board of Directors of PSX has indicated its support for the presentation of this offer and negotiation of the terms and conditions of the Transaction with you. We anticipate that you will delegate the authority to evaluate the proposed Transaction to the Special Committee of the Board of Directors of DCP Midstream GP, LLC (the “Special Committee”). We would appreciate the opportunity to present this proposal in more detail to the Special Committee and its advisors as soon as possible. PSX is prepared to commit its management team and external advisors to move forward with a Transaction on an expedited basis.

This proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to this proposal or any other transaction shall be created until such time as a mutually satisfactory definitive agreement for the Transaction is executed. PSX reserves the right to withdraw this proposal at any time, for any reason, at PSX’s sole discretion.

Sincerely,

/s/ Tim Roberts
Tim Roberts
Executive Vice President, Midstream